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13012930

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GE CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 MERRITT 7
(No. and Street)

NORWALK (City) CT (State) 06851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNY PENG (203) 956-4192
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

3001 SUMMER STREET (Address) STAMFORD (City) CT (State) 06827 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNY PENG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GE CAPITAL MARKETS, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

February 22, 2013

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

JOSEPHINE M. WILLIAMS
Notary Public, State of New York
No. 01WI6117747
Qualified in Kings County
Certificate Filed in New York County
Commission Expires Nov. 1, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

GE CAPITAL MARKETS, INC.

(A Wholly Owned Subsidiary of General Electric Capital Corporation)

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Report of Independent Registered Public Accounting Firm

The Board of Directors
GE Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of GE Capital Markets, Inc. (a wholly owned subsidiary of General Electric Capital Corporation) as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of GE Capital Markets, Inc. as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2013

GE CAPITAL MARKETS, INC.

(A Wholly Owned Subsidiary of General Electric Capital Corporation)

Statement of Financial Condition

December 31, 2012

Assets

Cash and equivalents	$	7,125,270
Noninterest bearing deposit with the Financial Industry Regulatory Authority		26,575
Receivable from Parent, net (note 2 and 3)		107,599,551
Prepaid expenses		484,164
Total assets	$	115,235,560

Liabilities and Stockholder's Equity

Liabilities:		
Other liabilities	$	95,565
Total liabilities		95,565
Stockholder's equity:		
Common stock, of $1 par value. Authorized, issued and outstanding 1,000 shares		1,000
Additional paid-in capital		1,499,000
Retained earnings		113,639,995
Total stockholder's equity		115,139,995
Total liabilities and stockholder's equity	$	115,235,560

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

GE Capital Markets, Inc. (the Company) is a wholly owned subsidiary of General Electric Capital Corporation (GECC or the Parent). The Company was incorporated on February 15, 1983 to provide various investment banking services and is a registered broker and dealer in securities registered under the Securities Exchange Act of 1934. The Company's principal operations consist of (i) developing new sources of debt finance, (ii) providing debt placement services and (iii) arranging debt syndications. These activities are primarily performed on behalf of GECC and its affiliates.

(b) Cash and Equivalents

Cash and equivalents include cash in banks and investments in overnight money market mutual funds with original maturities of three months or less.

(c) Investment in Money Market Account

The investment in money market account, which represents institutional shares in a cash management fund and is payable on demand was carried at cost which approximated fair value. This money market account was liquidated during 2012 to pay-off subordinated borrowings with Parent.

(d) Income Taxes

General Electric Company, the ultimate parent of GECC, files a consolidated U.S. federal income tax return which includes the Company's results of operations. The Parent allocates to the Company an amount of income tax expense or benefit attributable to the Company's stand-alone operations as though the Company filed separate income tax returns determined in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. The outstanding balances of current taxes receivable for 2012 are included in receivable from Parent, net (see note 2).

(e) Underwriting and Placement Fees

The Company earns placement fee revenue by facilitating and executing debt placement, syndication and other sources of debt financing. Underwriting fees, net of syndication expenses, arise from securities offerings in which the Company acts as an underwriter (co-manager) or agent. Underwriting and placement fees are recorded at the time the underwriting is completed and the income is reasonably determined.

An allowance for losses on underwriting and placement fees receivable represents our best estimate of probable losses. Losses are recorded when probable and estimable. Outstanding receivables (if any) are evaluated for potential specific credit or collection issues that might indicate impairment. As of December 31, 2012, there were no outstanding receivables, therefore, the allowance for losses on underwriting placement fees receivable was $0.

(f) Use of Estimates

Preparing statements of financial condition in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts and related disclosure. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company has, from time to time, performed services for affiliates. In such situations, the financial effects of these transactions are fully absorbed by GECC and, therefore, are not reflected in the Company's statement of financial condition. Because of these transactions and the significance of activities performed on behalf of GECC, the Company's financial position would be different if it operated independently of GECC.

The balance of the receivable from Parent, net includes cash deposited with the Parent resulting from commissions and fees earned, net of balances due from the Company to GECC, has no fixed maturity and earns interest at a stated intercompany loan rate set by GECC Treasury, which averaged approximately 2.18% during the year. As of December 31, 2012, the Company has accumulated federal and state current income tax receivable of $590,203, included within the balance of the receivable from Parent, net.

(3) Subordinated Borrowings

The Company had $90 million of subordinated borrowings outstanding with its Parent under a subordinated note agreement, which was due on October 31, 2016, and bore interest at 3-month LIBOR plus 275 basis points. These subordinated borrowings were fully repaid in September 2012, which was approved by the Financial Industry Regulatory Authority (FINRA).

The Company also has a revolving subordinated credit agreement for $210 million with its Parent with a scheduled maturity date of October 31, 2016. The agreement provides for interest on outstanding borrowings of 3-month LIBOR plus 275 basis points and 5 basis points on the unused commitment. The credit facility was not drawn-down during 2012.

The revolving subordinated credit agreement has been approved by FINRA for use by the Company in computing its net capital under the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

(Continued)

(4) Net Capital

The Company, as a registered broker and dealer in securities, is subject to Rule 15c3-1 of the SEC. The Company computes its net capital under the aggregate indebtedness method. Under Rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Also, the Company may be required to reduce its business or may be prohibited from expanding its business if its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

The Company is exempt from Rule 15c3-3, pursuant to Section (k)(2)(ii) of the Rule which requires all customer transactions to be cleared through another broker-dealer on a fully disclosed basis.

In addition, as a securities broker and dealer, the SEC requires the Company to maintain a minimum net capital level that is the greater of $100,000 or 6 2/3% of total aggregate indebtedness. At December 31, 2012, the Company had net capital of $7,006,935, which was $6,906,935 in excess of the minimum net capital required under Rule 15c3-1.

(5) Subsequent Events

There were no reportable subsequent events through February 28, 2013, the date the statement of financial condition was issued.